SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three Year Period Ending 2003

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

          Statement Pursuant to Section 12(i) of Public Utility Holding
              Company Act of 1935 by a Person Regularly Employed or
            Retained by a Registered Holding Company or a Subsidiary
         Thereof and Whose Employment Contemplates Only Routine Expenses
                           as Specified in Rule 71(b)
            (To be filed in DUPLICATE. If acknowledgment is desired,
                              file in triplicate.)


     1. Name and business address of person filing statement.

                      Mike Tongour
                      227 Massachusetts Avenue, NE, Suite 1
                      Washington, DC  20002


     2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph
(b) of Rule U-71.


     3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                      SCANA Corporation and SCANA's subsidiaries


     4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                      Title:  Managing Partner
                      Description:  Regulatory and legislative federal
                                    lobbying in the areas of electric, gas
                                    and telecommunications


     5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

                  Salary or other compensation:

                              to be             Person or company from
Name of       received        received          whom received or
recipient        (a)             (b)            to be received

Mike Tongour                  $96,000/year      SCANA Corporation


     (b) Basis for compensation if other than salary.


     6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or other person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

     (a) Total amount of routine expenses charged to client:
     (b) Itemized list of all other expenses:


Date: 1/24/01                                (Signed): /S/Michael A. Tongour